FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date:  28 April, 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 28 April, 2011
                                         Trading Statement First Quarter 2011

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2011

FIFTH CONSECUTIVE QUARTER OF SOLID GROWTH

First Quarter highlights

·	Turnover increased by 7.0% to €10.9 billion

·	Underlying sales growth 4.3 % with all categories growing, driven by emerging markets up 9.9%

·	Underlying volume growth 2.5%, pricing up 1.8%

·	Integration of Sara Lee personal care business well on track

·	Quarterly dividend increased by 8.2%

Chief Executive Officer

"We have delivered a good performance which demonstrates that the transformation of Unilever is progressing well; this against a backdrop of rising commodity costs, weak consumer confidence and very competitive markets. All categories are growing, driven by a particularly strong performance in the emerging markets. We have continued to deliver volume growth, albeit at a lower rate than in recent quarters reflecting the pricing action taken and the sluggishness of the developed markets.

Innovation continues to be the key driver of growth and we have rapidly extended great new products such as Dove Hair Damage Repair and Axe Excite into many countries. At the same time we have been extending our strong brands into new markets, such as Magnum into the United States and Indonesia and Dove Hair into China. The integration of Sara Lee's personal care business is progressing well and we look forward to completing the acquisition of Alberto Culver in quarter two.

We continue to focus on the long term development of the business and our priorities remain: profitable volume growth ahead of our markets, steady and sustainable underlying operating margin improvement and strong cash flow."

28 April 2011

Operational Review: Categories

	First Quarter 2011
(unaudited)	Turnover	USG	Volume	Price
	€m	%	%	%
Unilever Total	10,857	4.3	2.5	1.8
Personal Care	3,525	5.3	3.9	1.3
Home Care	2,013	6.0	4.6	1.4
Savoury, Dressings & Spreads	3,382	2.1	(0.4)	2.6
Ice Cream & Beverages	1,937	4.7	3.2	1.5

All categories delivered growth in the first quarter with positive price in response to rising commodity costs. Overall market growth across our categories was resilient, but as prices increased, market volume growth slowed and was particularly weak in the developed markets. We continue to focus on launching bigger and better innovations and rolling them out more quickly. For example, Dove Men+Care and Dove Nutrium shower gel are both now in more than 30 markets and Lifebuoy is in 34 markets.

Personal Care
Deodorants continues to grow strongly and is gaining share. Performance was particularly strong in Dove, in both male and female, and especially in Latin America where growth was broad-based across brands and countries. The new Axe variant Excite has made a promising start, whilst the new Rexona for Women with MotionSense technology has been launched and, by the end of the year, will be in around 30 markets.

Skin cleansing made good progress through Dove Nutrium moisture and Dove Men+Care which was extended to the Australasian and Nordic markets. Lifebuoy delivered another quarter of double digit growth with new market entries, new communication materials and improved product quality. Vaseline has been launched in Turkey. Pond's Gold Radiance in Face care is performing well where it has been introduced in Asia.

In Hair, we saw resilient performances in the Americas and Asia, with strong progress in China. A new product range for dry and frizzy hair under the Dove Nourishing Oil brand shows early promise in the United States. Dove Hair Damage Repair continues to make good progress with recent entries in Japan and Indonesia. Sunsilk performance is more mixed but was notably strong in Italy and Greece.

Oral care made a good start to the year with White Now continuing to drive growth and Signal Sensitive Expert receiving a positive reception in France. Closeup Firefreeze has been launched in India with a unique dual sensation formulation which fights the germs that cause bad breath and gives long-lasting freshness.

Home Care
Laundry delivered strong growth, driven by both volume and increased pricing. Our liquids detergents performed well in South East Asia, particularly in China and Indonesia. We continue to extend our presence in fabric conditioners with the recent launch in the Philippines exceeding our expectations and Comfort now entering Sri Lanka.

Household cleaners continued to grow as we take our power brands into new markets. Building on 2010, we launched Cif in the Philippines and Algeria, whilst Domestos was launched in Indonesia and our cleaning and hygiene platform was extended under the Glorix brand in Russia. The Pureit product to provide safe drinking water continues to expand and we have recently launched in new markets including Brazil and Mexico.

Savoury, Dressings & Spreads
All the sub-categories within savoury, dressings and spreads delivered sales growth on the back of strong innovations and increasing price. Savoury growth was driven by Knorr jelly bouillon and Knorr baking bags, successfully launched in Brazil and growing well in Europe. The mild winter held back sales of soups in Europe whilst PF Chang's restaurant quality frozen meals continue to do well in the United States. Dressings grew through the successful campaign to inspire new uses of mayonnaise.

Rising commodity costs, especially in Spreads, required higher pricing which led to negative volumes in the quarter. However we have a strong programme of innovation, for example the launch of Flora Cuisine liquid margarine in the UK, with more to come as we improve the quality and taste of our products.

Ice Cream and Beverages
Ice Cream growth was strong, reflecting another good performance in the emerging markets. Magnum is growing quickly, driven by the launches in the United States and Indonesia. Cornetto is also doing well, particularly in Asia with a strong performance in China. Fruttare has been introduced in Australasia.

Tea grew on the back of a strong performance in South Asia, good share gains in the UK and the early success of the Lipton pyramid Green and White teas in Western Europe and Russia. AdeS soy drinks continue to deliver rapid growth in Latin America supported by new flavours, packaging and communication. Soy drinks have been launched in India with good initial results.

Operational Review: Regions

	First Quarter 2011
(unaudited)	Turnover	USG	Volume	Price
	€m	%	%	%
Unilever Total	10,857	4.3	2.5	1.8
Asia Africa CEE	4,540	8.9	6.9	1.9
Americas	3,585	4.1	1.3	2.8
Western Europe	2,732	(2.7)	(2.8)	0.1

Asia Africa CEE
Our business delivered strong volume-led growth complemented by positive price. Performance in Asia and Africa Middle East was resilient despite the heightened volatility in the region, testimony to the strength of our business. Growth in Central and Eastern Europe was weaker reflecting the sluggish markets and the timing of our in-market activities. The rollout of the regional IT platform continues with successful implementations in Vietnam and North Africa and the next group of countries planned to go live at the end of quarter two. The Customer Innovation and Insight Centres in Singapore and Shanghai are fully operational and part of the global network which ensures rapid transfer of best practice.

Americas

North America underlying sales growth was slightly negative reflecting the impact of taking price increases in foods categories which led to some short term volume reductions. HPC continues to grow, driven by Deodorants and Hair. Latin America delivered double digit growth with particular strength in Argentina, Chile and Mexico. Work to complete the integrated regional supply chain is well-advanced. The steps to achieve regulatory approvals for the acquisition of Alberto Culver are proceeding and integration planning is well-advanced. We have announced the acquisition of Colgate Palmolive's laundry business in Colombia, which remains subject to regulatory approvals. The disposal of our Brazilian consumer tomato products business was completed on 1st March.

Western Europe
Underlying sales growth was negative, all driven by volume. Whilst the UK and France were resilient in difficult circumstances, the southern European markets were weaker and Germany was constrained by a weak performance in savoury and spreads. The Tea category performed well on the back of strong growth in the UK. The integration of Sara Lee's personal care brands is progressing well with the majority of countries transitioned to Unilever's operations, further improving the overall European business mix.

Outlook

Our priorities remain: to deliver profitable volume growth ahead of our markets, steady and sustainable underlying operating margin improvement and strong cash flow. We will continue to invest in our brands and will ensure that they are fully competitive and being managed for the long term.

The markets for our input materials remain volatile. As a result of the continued rise in crude oil, we now expect the impact of commodity cost inflation to be around 500-550bps of turnover in 2011. This is leading to further upward pressure on prices. At the same time we have accelerated our cost reduction programmes and we now expect the full year savings to be around €1.3 billion. Price increases are lagging cost increases and this means that we expect the movement in underlying operating margin to be down in the first half before improving in the second half of 2011.

Additional Information

FINANCIAL POSITION

During the quarter we issued new debt in the form of our first ever Renmimbi-denominated bond and US$1.5 billion of US bonds split between 5 and 10 year maturities. There has been no material change to the financial position of the company since the published 2010 financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2011 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                                       € 0.2250

Per Unilever PLC ordinary share:                                       £ 0.1996

Per Unilever N.V. New York share:                                    US$ 0.3289

Per Unilever PLC American Depositary Receipt:             US$ 0.3289

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 26 April 2011.

The quarterly interim dividends will be payable as from 15 June 2011, to shareholders registered at close of business on 13 May 2011.  The Unilever N.V. ordinary shares, the Unilever PLC ordinary shares, the NV New York shares of Unilever N.V. and the American Depositary Receipts of Unilever PLC will go ex-dividend on 11 May 2011.

US dollar checks for the quarterly interim dividend will be mailed on 14 June 2011, to holders of record at the close of business on 13 May 2011.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

COMPETITION INVESTIGATIONS

Unilever is involved in a number of ongoing investigations by national competition authorities in a number of European countries including Greece, France, the Netherlands and Belgium.  These investigations are at various stages and concern a variety of product markets.  Provisions have been made to the extent appropriate.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6010 trevor.gorin@unilever.com Or +44 13 7294 5925 paul.matthews@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

REGIONAL INFORMATION

(unaudited)

First Quarter € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2010	3,995	3,340	2,808	10,143
2011	4,540	3,585	2,732	10,857
Change	13.6%	7.3%	(2.7)%	7.0%
Impact of:
Exchange rates	3.7%	3.9%	1.6%	3.1%
Acquisitions	0.5%	0.0%	4.4%	1.3%
Disposals	0.1%	(0.8)%	(5.7)%	(1.8)%

Underlying sales growth	8.9%	4.1%	(2.7)%	4.3%
Price	1.9%	2.8%	0.1%	1.8%
Volume	6.9%	1.3%	(2.8)%	2.5%

CATEGORY INFORMATION

(unaudited)

First Quarter € million	Personal Care	Home Care	Savoury Dressings & Spreads	Ice Cream and Beverages	Total

Turnover
2010	3,131	1,818	3,396	1,798	10,143
2011	3,525	2,013	3,382	1,937	10,857
Change	12.6%	10.7%	(0.4)%	7.8%	7.0%
Impact of:
Exchange rates	3.6%	3.4%	2.6%	3.3%	3.1%
Acquisitions	3.3%	1.1%	0.0%	0.1%	1.3%
Disposals	(0.1)%	(0.1)%	(5.0)%	(0.4)%	(1.8)%
Underlying sales growth	5.3%	6.0%	2.1%	4.7%	4.3%
Price	1.3%	1.4%	2.6%	1.5%	1.8%
Volume	3.9%	4.6%	(0.4)%	3.2%	2.5%